SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE TO-I/A
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              SILICON GAMING, INC.
                       ----------------------------------
                       (Name of Subject Company (Issuer))

                          SILICON GAMING, INC. - ISSUER
--------------------------------------------------------------------------------
(Name of Filing Persons (Identifying Status of Offeror, Issuer or Other Person))

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                   827054 10 7
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

          Andrew S. Pascal                              With Copy to:
President and Chief Executive Officer               Joseph M. Crabb, Esq.
        Silicon Gaming, Inc.                         Joel J. Agena, Esq.
       2800 West Bayshore Road                 Squire, Sanders & Dempsey L.L.P.
        Palo Alto, California                40 North Central Avenue, Suite 2700
           (650) 842-9000                           Phoenix, Arizona 85004
  (Name, Address and Telephone Numbers of Person Authorized to Receive Notices
               and Communications on Behalf of the Filing Person)

                            CALCULATION OF FILING FEE
================================================================================
       Transaction value (1)                       Amount of Filing Fee (2)
--------------------------------------------------------------------------------
            $4,548,906                                     $909.78
================================================================================
(1) Solely for the purpose of calculating the filing fee and based on an aggregate 15,321,341 shares of common stock (which is the maximum number of shares of common stock that may be tendered based on the number of shares outstanding as of May 24, 2000 of 30,978,831, minus 15,657,490 shares held by two officers who have voluntarily agreed not to tender such shares) valued at the average of the bid and ask prices on April 19, 2000 of $.2969.

(2) Fee calculated in accordance with Rule 0-11(a)(4) and Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $909.78               Filing Party: Silicon Gaming, Inc.
Form or Registration No.: Schedule TO-I/A     Date Filed: June 1, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1. SUMMARY TERM SHEET

The information in the Supplement, filed as an exhibit to this Schedule TO-I/A, is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information in the Supplement, filed as an exhibit to this Schedule TO-I/A, is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

The information in the Supplement, filed as an exhibit to this Schedule TO-I/A, is incorporated herein by reference.

ITEM 12. EXHIBITS.

EXHIBIT NO.         DESCRIPTION
-----------         -----------
  (a)(1)            Supplement, dated June 12, 2000.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Dated:

                                        June 14, 2000

                                        SILICON GAMING, INC.

                                        By: /s/ Andrew S. Pascal
                                            ------------------------------------
                                            Name:  Andrew S. Pascal
                                            Title: President and Chief Executive
                                                   Officer

                                  EXHIBIT INDEX


EXHIBIT NO.         DESCRIPTION
-----------         -----------
  (a)(1)            Supplement, dated June 12, 2000.